Our Ai4JOBS matching is accessible through our easy-to-use interface or through direct integrations to your ATS, CRM, or HCM system


https://www.Ai4JOBS.me
Ai4JOBS
Your Jobs
Candidate Pool
Products
Hello!
Software Engineer
Job ID: 245133
Export...
Edit Job
Upload Candidates
Direct Applicants
348
Click to deselect
Indirect Candidates
136
Click to apply filter
Qualified Candidates
9
Click to apply filter
Select Candidate Source to view:
All Sources
Click to apply filter
Matching Results (Showing 348 Results)
Names Redaction
On/Off
Applicant Name/ID
Match
Type
Source
Exp. Level
Job Count
ID: 743881 Excellent Direct Apply glassdoor Mid-Level 3 View
ID: 436621 Excellent Direct Apply LinkedIn Entry 2 View
ID: 463513 Excellent Direct Apply LinkedIn Mid-Level 4 View
ID: 677421 Excellent Direct Apply indeed Senior 5 View
ID: 906413 Good Direct Apply ZipRecruiter Entry 1 View
ID: 234641 Good Direct Apply indeed Mid-Level 2 View
ID: 579097 Good Direct Apply LinkedIn Senior 4 View
ID: 787631 Good Direct Apply MONSTER Senior 6 View


Software Engineer
Direct Applicants
348
Indirect Candidates
136
Matching Results (Showing 348 Results)
Personal Info
Work History
Expertises
Your Ai4JOBS
Your Job Requisitions (Showing 48 Results)
https://www.Ai4JOBS.me
Software Engineer Job
Active Job Description
View Ranking
More Actions
Region
Location
Job Reqs